Issuer Free Writing Prospectus dated March 31, 2022 (Relating to Preliminary Prospectus Supplement dated March 31, 2022) Filed Pursuant to Rule 433 Registration Statement No. 333-249763

Equinix, Inc.

3.900% Senior Notes due 2032

This Final Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Preliminary Prospectus Supplement.

Issuer:	Equinix, Inc. (“Equinix” or the “Issuer”)

Securities:	3.900% Senior Notes due 2032 (the “notes”)

Ratings:*	Baa3 by Moody’s Investors Service, Inc.
BBB by Standard& Poor’s Ratings Services
BBB by Fitch Ratings

Distribution:	SEC Registered (Registration No. 333-249763)

Listing:	None

Principal Amount:	$1,200,000,000

Scheduled Maturity Date:	April 15, 2032

Benchmark Treasury:	UST 1.875% due February 15, 2032

Benchmark Treasury Price and Yield:	96-04+ / 2.314%

Spread to Benchmark Treasury:	+165 bps

Yield to Maturity:	3.964%

Public Offering Price:	99.474% plus accrued interest, if any, from April 5, 2022

Gross Proceeds to Issuer
before Estimated Expenses:	$1,185,888,000

Coupon (Interest Rate):	3.900% per annum

Interest Payment Dates:	April 15 and October 15 of each year, commencing on October 15, 2022.

Interest Record Dates:	April 1 and October 1 of each year.

Optional Redemption:	Prior to January 15, 2032 (three (3) months prior to the maturity date of the notes) (the “Par Call Date”), the Issuer may redeem the notes at the Issuer’s option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 25 basis points less (b) interest accrued to the date of redemption, and

(b) 100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Issuer may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Use of Proceeds:	The Issuer intends to allocate an amount equal to the net proceeds from the offering of the notes to finance or refinance, in whole or in part, recently completed or future Eligible Green Projects (as defined in the Preliminary Prospectus Supplement).

Trade Date:	March 31, 2022

Settlement Date:	It is expected that delivery of the notes will be made against payment therefor on or about April 5, 2022, which is the third business day following the date of pricing of the notes (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before settlement will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

CUSIP:	29444UBU9

ISIN:	US29444UBU97

Joint Book-Running
Managers:	BNP Paribas Securities Corp.
BofA Securities, Inc.
Goldman Sachs & Co. LLC
HSBC Securities (USA) Inc.
MUFG Securities Americas Inc.

Bookrunners:	Citigroup Global Markets Inc.
ING Financial Markets LLC
J.P. Morgan Securities LLC
RBC Capital Markets, LLC Barclays Capital Inc.
Deutsche Bank Securities Inc.
Mizuho Securities USA LLC
Morgan Stanley & Co. LLC
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
TD Securities (USA) LLC

Co-Managers:	PNC Capital Markets LLC
Santander Investment Securities Inc.
Standard Chartered Bank
U.S. Bancorp Investments, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement and accompanying prospectus and, when available, the final prospectus supplement relating to this offering may be obtained from BNP Paribas Securities Corp. 1-800-854-5674 (toll free), BofA Securities, Inc. at 1-800-294-1322 (toll free), Goldman Sachs & Co. LLC at 1-866-471-2526 (toll free), HSBC Securities (USA) Inc. at 1-866-811-8049 (toll free) or MUFG Securities Americas Inc. at 1-877-649-6848 (toll free).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.